SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO/A
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

Torch Energy Royalty Trust
(Name of Subject Company (Issuer))

Trust Venture Company, LLC
Trust Acquisition Company, LLC
Silver Point Capital, L.P.
Edward A. Mulé
Robert J. O’Shea
(Name of Filing Persons (Offerors))

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number of Class of Securities)

Frederick H. Fogel, Esq.
Trust Venture Company, LLC
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Telephone ((203) 542-4208)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation(1)	Filing Fee(2)
$66,275,200	$2,034.65

(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

(2)	The amount of the filing fee is calculated by multiplying the transaction value (the product of 8,284,400 units of beneficial interest of Torch Energy Royalty Trust at a price of $8.00 per unit) by 0.00003070.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,034.65	Filing Party: Trust Venture Company, LLC
Form of Registration No.: SC TO-T	Date Filed: May 10, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE

SCHEDULE TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2007 (the “Schedule TO”), on behalf of Trust Venture Company, LLC, a Delaware limited liability company (the “Offeror”), Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea, relating to the offer by the Offeror to purchase any and all units of beneficial interest of Torch Energy Royalty Trust, a Delaware statutory trust, at a price of $8.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2007, as amended and supplemented by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal, dated May 10, 2007, including the Instructions thereto, as it may be supplemented or amended from time to time. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 11 of this Schedule TO. To the extent information contained in a section of the Offer to Purchase is modified below, all references to such section of the Offer to Purchase in any other Item of the Schedule TO, as amended, shall be to such section of the Offer to Purchase as so modified.
SUMMARY TERM SHEET
The second bullet under the heading “Principal Terms” is hereby amended and restated in its entirety as follows:

“•	The members of the Offeror are Trust Acquisition Company, LLC, a Delaware limited liability company (“Trust Acquisition”), and Douglas L. Holbrook, an individual. Trust Acquisition, the sole manager of the Offeror, is an affiliate of Silver Point Capital, L.P., a private investment firm with approximately $7.5 billion in capital under management. As of the date hereof, none of the Offeror, Trust Acquisition or Mr. Holbrook is an affiliate (as such term is defined in Rule 13e-3 of the Exchange Act) of the Trust.”

The first bullet under the heading “Withdrawal Rights” is hereby amended and restated in its entirety as follows:

“•	You have the right to, and can, withdraw Units that you previously tendered at any time until the Expiration Date (i.e., 12:00 Midnight, New York City Time, on Thursday, June 7, 2007 or if the Offer is extended, 12:00 Midnight, New York City Time, on the date any extension(s) of the offering period expire). You will not be able to withdraw Units tendered during any subsequent offering period that the Offeror may elect to establish after the Offeror has accepted for payment and paid for Units tendered in the Offer. See ‘THE TENDER OFFER—1. Terms of Offer.’”

2.	PROCEDURES FOR TENDERING UNITS.
The last sentence of the first paragraph under the heading “Determination of Validity” is hereby amended and restated in its entirety as follows:
     “The Offeror also reserves the absolute right to waive any of the conditions of the Offer, including, without limitation, the Minimum Condition.”

4.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.
All uses of the phrase “as promptly as practicable” in this section are hereby replaced with the word “promptly”.

7.	CERTAIN INFORMATION CONCERNING THE OFFEROR.
The following sentence is hereby added to the end of the third paragraph of this section.
     “As of the date hereof, none of the Offeror, Trust Acquisition, Mr. Holbrook or Messrs. Mulé or O’Shea is an affiliate (as such term is defined in Rule 13e-3 of the Exchange Act) of the Trust.”

8.	PRICE RANGE OF UNITS; CASH DISTRIBUTIONS.
This section is hereby amended and restated in its entirety as follows:
     “The Units are listed and traded on the NYSE under the symbol TRU. The following table sets forth for the periods indicated, the reported high and low sales prices for the Units and the distributions per Unit, as reported in the Trust 10-K with respect to the fiscal years 2005 and 2006 and the high and low sale prices for the Units and the distributions per Unit reported in published financial sources for the periods indicated thereafter.

	High	Low	Distributions
Quarter ended March 31, 2005	$8.11	$6.45	$.22
Quarter ended June 30, 2005	$8.15	$6.13	$.12
Quarter ended September 30, 2005	$7.20	$6.60	$.15
Quarter ended December 31, 2005	$7.23	$6.44	$.16
Quarter ended March 31, 2006	$8.10	$6.84	$.35
Quarter ended June 30, 2006	$9.00	$7.13	$.25
Quarter ended September 30, 2006	$10.22	$7.02	$.14
Quarter ended December 31, 2006	$7.64	$6.28	$.10
Quarter ended March 31, 2007	$7.30	$6.16	$.099
Quarter ending June 30, 2007 (through May 24, 2007)	$8.25	$6.33	$.10
     On May 9, 2007, the last full trading day prior to the commencement of the Offer, the closing sales price for the Units on the NYSE was $6.37 per Unit. On May 25, 2007, the last full trading day prior to the filing of this Amendment No. 1, the closing sales price for the Units on the NYSE was $8.03 per Unit. UNIT HOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE UNITS.
     Cash distributions are made by the Trustee on a quarterly basis. On May 21, 2007, the Trustee announced a quarterly cash distribution of $0.10 per Unit payable to Unit holders of record on May 31, 2007. This quarterly cash distribution is payable on June 11, 2007. HOLDERS OF RECORD OF UNITS ON MAY 31, 2007 FOR THE $0.10 PER UNIT REGULAR CASH DISTRIBUTION ANNOUNCED BY THE TRUSTEE ON MAY 21, 2007 AND PAYABLE ON JUNE 11, 2007 WILL BE ENTITLED TO RECEIVE AND RETAIN SUCH REGULAR CASH DISTRIBUTION.”

11.	BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE TRUST.
The following sentence is hereby added immediately prior to the last sentence of the second paragraph of this section.
     “As of the date hereof, Mr. Holbrook is not an affiliate (as such term is defined in Rule 13e-3 of the Exchange Act) of the Trust.”

14.	CERTAIN CONDITIONS OF THE OFFER.
Condition (a) of this section is hereby amended and restated in its entirety as follows:
     “(a) there shall be instituted or pending any action or proceeding by or before any court or governmental, administrative or regulatory agency or authority or any other person, domestic or foreign, challenging the making of the Offer or the acquisition by the Offeror of any Units, or otherwise directly or indirectly relating to the Offer or otherwise adversely affecting the Trust, the Offeror or any of its respective subsidiaries or affiliates; or”
Condition (b) of this section is hereby amended and restated in its entirety as follows:
     “(b) any adverse change shall have occurred or be threatened in the properties, financial condition, operations, results of operations or prospects of the Trust or the Royalty Interests, or the Offeror shall have become aware of any facts that have or may have material adverse significance with respect to the value of the Trust or the Royalty Interests or the value of the Units to the Offeror; or”
Condition (d) of this section is hereby amended and restated in its entirety as follows:
     “(d) there shall have been any action taken, or any statute, rule, regulation or order proposed, promulgated, enacted, entered or deemed applicable to the Offer, by any domestic or foreign government or governmental authority or by any court, domestic or foreign, that might (i) make the acceptance for payment of or payment for some or all of the Units illegal or otherwise restrict or prohibit consummation of the Offer, or impose material obligations upon the Offeror as a result of any such acceptance or payment, (ii) result in a delay in the ability of the Offeror, or render the Offeror unable, to accept for payment or pay for some or all of the Units, (iii) require the Offeror or the Trust or any of their respective affiliates to hold separate or to divest itself of all or any portion of the business, assets or property of any of them or any Units or impose any limitation on the ability of any of them to conduct their business and own such assets, properties and Units, (iv) impose material limitations on the ability of the Offeror to acquire, hold or exercise effectively all rights of ownership of the Units, including the right to vote any Units purchased by it on all matters properly presented to the Unit holders or (v) otherwise adversely affect the Offeror, any of the Offeror’s members or the affiliates of such members, the Trust or the Units; or”
The provision immediately before the last paragraph and the last paragraph in this section are hereby amended and restated in their entirety as follows:
“which in any such case, and regardless of the circumstances (excluding any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Units.
     The foregoing conditions are for the sole benefit of the Offeror and its respective affiliates and may be asserted by the Offeror, in whole or in part, at any time and from time to time prior to the Expiration Date. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Offeror concerning the events described in this Section shall be final and binding on all parties.”

ITEM 12. EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 25, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole
manager

By:	Silver Point Capital, L.P., its
manager

By:	Silver Point Capital
Management, LLC, its General
Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
	By:	Silver Point Capital Management, LLC,
its General Partner

	By:	/s/ Frederick H. Fogel
		Name:	Frederick H. Fogel
		Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Edward A. Mulé
Name: Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Robert J. O’Shea
Name: Robert J. O’Shea, individually

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed